FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 9/13/2016

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__  No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing that Usiminas announced completion of its debt restructuring process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: September 13, 2016

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium reports that Usiminas announced completion of its debt restructuring process

Luxembourg, September 13, 2016 – Ternium S.A. (NYSE: TX) reported that, on September 12, 2016, Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas announced that it entered into definitive agreements with Banco do Brasil, Banco Bradesco, Itaú Unibanco, Brazilian state-owned development bank BNDES, Nippon Usiminas, Japan Bank for International Cooperation, the Bank of Tokyo-Mitsubishi, Mizuho Bank and Sumitomo Mitsui Banking Corporation, as well as with debenture holders, to refinance approximately 92% of the company’s total indebtedness. In its announcement, Usiminas’ management considered that the conclusion of its debt restructuring process preserves the company’s financial and operational capabilities, adjusting its financial profile to short, medium and long term prospects.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.